Exhibit 99.1

ASX Announcement February 14, 2023

Advanced Health Intelligence executes Formal Agreements with Augmented Reality Concierge, LLC.

Advanced Health Intelligence Ltd (ASX:AHI) (NASDAQ:AHI) (‘Advanced Health Intelligence’) is pleased to update shareholders on the signing of the Master Services Agreement (MSA) with US-based Augmented Reality Concierge, LLC (‘ARC’)

ARC is a unique company that builds and implements state-of-the-art applications that empower consumers and companies to simplify and enhance their surroundings whilst improving the lives of their consumers. Using the latest proprietary, innovative technologies, ARC’s creative tools are fun and exciting, allowing people to engage with them to realize their goals.

ARC was founded in 2019 to build a fitness application that uses augmented reality navigation to guide users in the gym and show them what to do and how to do it based on each gym’s specific equipment range. During this time, ARC realized that the technology would solve similar problems confronting universities, airports, malls, grocery stores, and theme parks, to mention a few. ARC then went a step further and designed a true “concierge” concept that caters to any wants or needs of a company or its consumer.

With the changing physical landscape caused by the COVID pandemic, gyms, schools, and many other businesses closed indefinitely. ARC looked to expand the platform and its capabilities to provide a fully emersed suite of AI/AR-driven outcomes and experiences. AHI and its cutting-edge mobile-based scanning technologies were selected to complete this vision and make the ARC App a reality.

ARC is currently integrating the AHI scans into the ARC App to build the world's first one-stop health and fitness experience. The app incorporates a body-vitals-meals concept that includes customized meal plans created by registered dietitians, the AHI scans to measure and monitor health and fitness results, and the ARC’s proprietary virtual personal trainer, soon to be launched.

AHI and ARC have executed a standard AHI MSA, which entails the legal and contractual terms in which AHI agrees to grant he ARC the right to use AHI’s licensed Software Development Kits (SDKs) and related intellectual property once integrated into the ARC application/platform.

The MSA incorporates information and guidelines, including Commercial undertakings, Software Development Kit, End User License, Technology Support, and the Data Processing Agreement.

Vlado Bosanac, Founder and Head of Strategy at AHI, said:

“It has been a pleasure working with Aaron Andrews over the past six months. The possibilities are endless with the combination of AHI's technology, ARC's patent-pending AR technology, and TrainAR systems. The ARC intends to release the application in 3 phases to build what Aaron believes to be the most advanced fitness app in the world. Having seen the initial app and its appeal, I am looking forward to seeing it live and released this month in the US. I encourage shareholders to visit the ARC website and view the UX/UX experience.”

Advanced Health Intelligence Ltd.

ACN 602 111 115

Postal Address: PO Box 190, South Perth WA 6951 Email: investors@ahi.tech

Aaron Andrews - CEO/Founder at ARC, said:

"We are beyond excited to partner with AHI to enhance our platform offering and introduce this revolutionary technology to the world. AHI's advanced scanning science is a game-changer and is crucial in helping us reach our goals of offering everyone all the tools they need to live a healthy and fit lifestyle. We can't wait to launch the ARC App directly into the hands of the public, and we look forward to a long and prosperous relationship with AHI."

Scott Montgomery, CEO of AHI, said:

“The ARC is a perfect example of progressive health and fitness technologies centred around the user, not a facility. The combination of AI and AR offers previously impossible experiences and accessibility by enabling health and fitness expertise to come to users rather than just the user to come to the expertise. With the ARC’s substantial addressable audience, this partnership offers a unique health and fitness experience and demonstrates the scale of AHI’s technology and business model.”

About Augmented Reality Concierge

Founded in 2019, Augmented Reality Concierge, LLC is a unique company that builds and implements state-of-the-art applications that empower consumers and companies to simplify and enhance their lives. Using the latest proprietary, innovative technologies, ARC’s creative tools are also fun and exciting, and people love engaging with them to realize their goals.

ARC specializes in providing augmented reality solutions for various industries. Augmented reality technology enhances real-world environments through the power of digital interaction and information, creating a more engaging and interactive experience for users. With its innovative approach, ARC empowers organizations, such as health, fitness, wellness retailers, hospitality, and education, to transform their customer experience.

The company’s unique custom AR solutions are tailored to each client's needs and requirements. Experienced AR developers and designers work closely with clients to understand their goals and deliver cutting-edge AR solutions that drive real results. The company's goal is to create AR experiences that are not only visually stunning but also have a positive impact on the user's experience.

The ARC is a leading provider of AR solutions that help businesses stay ahead of the curve. With its innovative and customized AR solutions, the company has earned a reputation for delivering exceptional results for its clients.

For more information on the ARC, please visit https://followthearc.com//.

For more information, contact:

Scott Montogomery Chief Executive Officer Advanced Health Intelligence Ltd E: admin@ahi.tech	Vlado Bosanac Founder/Head of Strategy Advanced Health Intelligence Ltd E: admin@ahi.tech

*This announcement has been approved by the board of Advanced Health Intelligence Ltd.

About Advanced Health Intelligence Ltd

Advanced Health Intelligence (‘AHI’) delivers scalable health assessment, risk stratification and digital triage to healthcare providers, insurers, employers, and government agencies.

Since 2014, AHI has been delivering Health-tech innovation using smartphones, starting with the world's first on-device body dimensioning capability. AHI has developed a patented technology, securing, and bringing forth the next frontier in digitising healthcare with a suite of componentised solutions.

AHI has assembled a world-class team of machine learning, AI, and computer vision experts along with medically trained data scientists to develop a comprehensive mobile-phone-based risk assessment tool culminating in:

•	Body dimension and composition assessment to identify the comorbidities of obesity, such as diabetes risk estimates.
•	Blood biomarker prediction, including HbA1C, HDL, LDL, and 10-year mortality risk.
•	Transdermal Optical Imaging to return vital signs and cardiovascular disease risk estimates.

•	On-device dermatological skin identification with over 588 skin conditions across 133 categories (Inc. Melanoma).

•	Personalised therapeutic and non-therapeutic health coaching to improve daily habits and build health literacy.

With a focus on impact at scale, AHI is proud to showcase this milestone in digital healthcare transformation, delivering a biometrically driven triage solution accessible on and via a smartphone. With these advanced technologies, AHI helps its partners identify risks across their consumers and triage them into right-care pathways for proactive health management at a population scale.

This delivery of proprietary capabilities ushers forth an era of cost-effective health accessibility for billions of smartphone users worldwide. In doing so, AHI endeavours to put the power of possibilities in the hands of global communities, empowering people to take control of their journey to better health outcomes.

For more information, please visit: www.ahi.tech

* Integration and timing of the application and platform launch are subject to the ARC concluding all technical aspects required. AHI will provide all technical support and advice to assist the ARC in reaching the target release timing but cannot control unknown delays in the delivery undertakings by its partners. There will be no commercial impact on AHI, until the ARC releases its product to the market. AHI will provide a further update to the market at that time.